Exhibit 99.1

KENON HOLDINGS LTD.
(Incorporated in the Republic of Singapore)
 (Company Registration No. 201406588W)

PROXY STATEMENT
for the
ANNUAL GENERAL MEETING
of
 KENON HOLDINGS LTD.

To Be Held on June 14, 2019
10 a.m. (Singapore time) at
 One Marina Boulevard #30-00, the Boardroom, Singapore 018989

PART I – INFORMATION ABOUT THE ANNUAL GENERAL MEETING

We are furnishing this Proxy Statement, dated as of  May 16, 2019, in connection with the solicitation by our Board of Directors (the “Board”) of proxies to be voted at the Annual General Meeting of our shareholders, to be held on June 14, 2019 (the “AGM”), or at any adjournments thereof, for the purposes of voting on the proposals to be considered at the AGM (the “Proposals”), as set forth in the Notice of Annual General Meeting of Shareholders, dated as of May 16, 2019, accompanying this Proxy Statement (the “AGM Notice”). Unless the context requires otherwise, references in this Proxy Statement to “the Company”, “Kenon”, “we”, “us”, “our” and similar terms, shall mean Kenon Holdings Ltd., together with our subsidiaries and associated companies.

This Proxy Statement and the AGM Notice are each being published for the benefit of all holders of Kenon’s ordinary shares, no par value (“Kenon Shares”) (“Kenon Shareholders”), are being posted on Kenon’s website, will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K, and will also be filed with the Tel Aviv Stock Exchange (the “TASE”) on an Immediate Report. If you are a beneficial shareholder holding Kenon Shares other than in registered form as a “shareholder of record”, that is, if you hold Kenon Shares in “street name” as, or through, a participant in the Depositary Trust Company (the “DTC”) (which includes those Kenon Shareholders that hold Kenon Shares through the TASE), Kenon has fixed the close of business (EST) on May 16, 2019, (the “Record Date”) as the record date for determining whether you are entitled to receive printed copies of this Proxy Statement and the AGM Notice.

This Proxy Statement and the AGM Notice will be mailed to beneficial shareholders as of the Record Date, on or about May 17, 2019, and to shareholders of record (members) on May 16, 2019. Kenon will bear the cost of the preparation and mailing of these proxy materials and the solicitation of the proxies and will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding these solicitation materials to Kenon Shareholders.

Quorum and Required Vote.

Representation of not less than 33 1/3 per cent. of the total number of issued and fully paid Kenon Shares as at the date of the AGM, in person or by proxy, is required to constitute a quorum. Accordingly, it is important that your shares be represented at the AGM.

The affirmative vote by a show of hands of at least a majority of the Kenon Shareholders present and voting, or, if a poll is demanded by the chairman of the AGM (the “Chairman of the AGM”) or, amongst other circumstances set forth in Article 63 of our Constitution, by holders of at least 5 per cent. of the total number of our paid-up shares, a simple majority of the Kenon Shares voting, is required at the AGM, to re-elect the directors nominated pursuant to Proposals 1(a) – 1(h), to re-appoint KPMG LLP as our statutory Auditor pursuant to Proposal 2, and to approve the ordinary resolutions contained in Proposals 3, 4 and 5. The Chairman of the AGM will demand a poll in order to enable the Kenon Shares represented in person or by proxy to be counted for voting purposes.

Abstentions and Broker Non-Votes.

Under the laws of Singapore, abstentions and “broker non-votes” are considered present and entitled to vote for the purpose of determining whether a quorum is present at the AGM.

Abstentions will not be counted in the tabulation of votes cast on a Proposal and are therefore not counted for purposes of determining whether a Proposal has been approved.

A “broker non-vote” will not be counted in the tabulation of votes cast on the relevant Proposal and is therefore not counted for purposes of determining whether such Proposal has been approved. A “broker non-vote” occurs when a bank, broker or other nominee holding shares on behalf of a beneficial owner may not vote ordinary shares held by it because it (i) has not received voting instructions from the beneficial owner of those shares and (ii) lacks discretionary voting power to vote those shares. Please note if you are a beneficial owner, your broker, bank, nominee or other institution is only entitled to vote your shares on “routine” matters if it does not receive voting instructions from you. The Proposals listed below are not “routine” matters for purposes of the broker vote:

●	Proposals 1(a) – 1(h) – Re-Election of Directors;

●
Proposal 3 – To Approve the Modification of the Standing Authority for the Grant of Annual Equity Compensation to Non-Executive Directors to enable such Non-Executive Directors to receive annual awards granted under the Kenon Holdings Ltd. Share Incentive Plan 2014 (“SIP 2014”) in the form comprising a combination of Ordinary Shares and cash;

●	Proposal 4 – To Authorise the Ordinary Share Issuances; and

●	Proposal 5 – To Authorise the Grant of Awards Under the SIP 2014 and/or Options Under the Kenon Holdings Ltd. Share Option Plan 2014 (“SOP 2014”) and the Allotment and Issuance of Ordinary Shares.

Persons Entitled to Vote on the Proposals at the AGM.

Shareholders of Record: Kenon has convened an AGM to be held on June 14, 2019, to consider and vote upon the Proposals. You are entitled to vote at the AGM if you are a shareholder of record (member) holding Kenon Shares in your own name and registered in the Branch Register of Members maintained by Computershare Trust Company, N.A. (“Computershare”), as at the date of the AGM. Each outstanding Kenon Share that you own entitles you to one vote on a poll.

Beneficial Shareholders: If you hold Kenon Shares other than in registered form as a “shareholder of record” (i.e. if you hold Kenon Shares in “street name” as, or through, a participant in the DTC (which includes those Kenon Shareholders that hold Kenon Shares through the TASE)), in order for your vote to be counted at the AGM, you must have been a Kenon Shareholder as at, and with effect from, the Record Date.

If you have sold or transferred all of your Kenon Shares, you should immediately forward this Proxy Statement to the purchaser or transferee, or to the broker, bank, nominee, or other institution through whom the sale was effected, for onward transmission to the purchaser or transferee.

If you become a beneficial holder of Kenon Shares after the Record Date, but before the date of the AGM, and you wish to vote your Kenon Shares, you must become a “shareholder of record” prior to the AGM and vote as a “shareholder of record” according to the manner of voting set forth below. Please contact your broker, bank, nominee, or other institution holding your Kenon Shares if you wish to become a “shareholder of record.”

Manner of Voting.

Whether you plan to attend the AGM or not, we urge you to vote by proxy.

Shareholders of Record: A shareholder of record (member) entitled to attend and vote at the AGM is entitled to appoint a proxy, or proxies, to attend and vote on his or her behalf. A proxy need not be a shareholder of record (member). To vote by proxy, you should complete, sign and date the enclosed proxy card and return it promptly to Computershare in accordance with the instructions set forth in the AGM Notice, not less than 48 hours before the time appointed for holding the AGM (or within such other time as may be required by the Companies Act, Chapter 50 of Singapore (the “Singapore Companies Act”)).

Where a member appoints two or more proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the AGM will be a member’s proxy by default in relation to the number of shares represented by such proxy card if either or both of the proxies appointed does/do not attend the AGM. In the case of an appointment of two proxies in the alternative, the Chairman of the AGM will be a member’s proxy by default in relation to the number of shares represented by such proxy card if both the proxies appointed do not attend the AGM.

Returning the proxy card will not affect your right to attend the AGM, and your proxy will not be used if you are personally present at the AGM or have, pursuant to the procedures set forth below, informed Kenon in writing prior to the voting that you wish to vote your Kenon Shares in person.

The proxy card must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the proxy card is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the AGM.

If you sign the proxy card, but do not make specific choices, the proxy holder will vote your Kenon Shares as recommended by Kenon’s Board.

Beneficial Shareholders (New York Stock Exchange (the “NYSE”)): If you hold Kenon Shares other than in registered form as a “shareholder of record” (i.e. if you hold Kenon Shares in “street name” as, or through, a participant in the DTC, but do not hold your Kenon Shares through the TASE), you have the right to instruct your broker, bank, nominee or other institution on how to vote the Kenon Shares in your account. Your broker, bank, nominee or other institution will send a voting instruction form for you to use to direct how your Kenon Shares should be voted. You may not vote your Kenon Shares in person at the AGM unless you (i) obtain a legal proxy from the DTC (in compliance with the voting requirements under Singapore law) through your broker, bank, nominee, or other institution that holds your Kenon Shares, giving you the right to vote the Kenon Shares instead of the broker, bank, nominee, or other institution holding your Kenon Shares, (ii) bring a letter or recent account statement from such broker, bank, nominee, or other institution that confirms that you are the beneficial owner of the Kenon Shares, and (iii) bring a picture identification, such as a valid driver’s license or passport, for purposes of personal identification.

If you do not intend to vote in person at the AGM, your Kenon Shares must be voted no less than 48 hours prior to the AGM (or within such longer period prior to the AGM as may be specified by the DTC’s, or the DTC participants’, procedures).

Beneficial Shareholders (TASE): If you hold Kenon Shares other than in registered form as a “shareholder of record” and your Kenon Shares are traded on the TASE, you are regarded as a beneficial holder of Kenon Shares and you may only vote your shares in one of the following ways: (a) sign and date a proxy card in the form filed by Kenon on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il (“MAGNA”), on  May 16, 2019 and attach to it a proof of ownership certificate from the TASE Clearing House Member through which your Kenon Shares are held, which certificate indicates that you were the beneficial owner of such Kenon shares on the Record Date, and return the proxy card, along with the proof of ownership certificate, to Kenon c/o Meitar Liquornik Geva Leshem Tal, Law Offices via fax to +972-3-6103111, Attention: Tomer Sela, Partner, or by e-mail to: kenonproxy@meitar.com, or (b) if you choose to vote in person at the AGM, you must bring the proof of ownership certificate from the TASE’s Clearing House Member through which your Kenon Shares are held, which certificate indicates that you were the beneficial owner of the shares on the Record Date, as well as a picture identification, such as a valid driver’s license or passport, for purposes of personal identification. In addition, you will also need to request a legal proxy from the DTC (in compliance with the voting requirements under Singapore law).

If you do not intend to vote in person at the AGM, your Kenon Shares must be voted no less than 48 hours prior to the AGM (or within such longer period prior to the AGM as may be specified by the DTC’s, the DTC’s participants’, or the TASE’s procedures).

Revocation of Proxy.

Shareholders of Record: If you are a “shareholder of record”, your proxy may be revoked at any time prior to the time it is voted by (i) providing appropriate written notice to Kenon at c/o Computershare Shareholder Services, PO BOX 505000, Louisville, KY, 40233-5000, UNITED STATES, no less than 48 hours prior to the AGM or (ii) attending the AGM and voting in person.

Beneficial Shareholders (NYSE): If your Kenon Shares are held in “street name” through a broker, bank, nominee, or other institution (other than those Kenon Shareholders that hold Kenon Shares through the TASE), please contact the broker, bank, nominee or other institution which holds your Kenon Shares to determine how to change or revoke your voting instructions.

Beneficial Shareholders (TASE): If you hold Kenon Shares that are traded on the TASE, you may revoke such proxy at any time prior to the time it is voted by (i) communicating such revocation in writing to Kenon or by executing and delivering a later-dated proxy to Kenon c/o Meitar Liquornik Geva Leshem Tal Law Offices via fax to +972-3-6103111, Attention: Tomer Sela, Partner, or by e-mail to: kenonproxy@meitar.com, no less than 48 hours prior to the AGM or (ii) attending the AGM and voting in person, subject to the satisfaction of the conditions set forth in “Manner of Voting – Beneficial Shareholders (TASE)” above.

As of the date of this Proxy Statement, Kenon does not intend to present, and has not been informed that any other person intends to present, any business for action, other than the Proposals set forth in this Proxy Statement and in the AGM Notice.

Registered Office.

The mailing address of our registered office is 9 Raffles Place, #27-00, Republic Plaza, Singapore 048619.

Singapore Financial Statements; Monetary Amounts.

We have prepared, in accordance with Singapore law, Singapore statutory financial statements, which are included with the annual report to be delivered to Kenon Shareholders prior to the date of the AGM, and which will be furnished to the SEC on a Report on Form 6-K, and will also be filed with the TASE on an Immediate Report. Except as otherwise stated herein, all monetary amounts in this Proxy Statement have been presented in U.S. dollars.

PART II – PROPOSALS TO BE CONSIDERED
 AT THE ANNUAL GENERAL MEETING

PROPOSALS 1(a) – 1(h):
 RE-ELECTION OF DIRECTORS

Article 94 of our Constitution (the “Constitution”) requires that at each annual general meeting, all Directors for the time being shall retire from office. Under Article 95 of our Constitution, retiring Directors are eligible for re-election. Accordingly, all of our Directors, namely, Mr. Cyril Pierre-Jean Ducau, Mr. Antoine Bonnier, Mr. Laurence N. Charney, Mr. Barak Cohen, Mr. N. Scott Fine, Dr. Bill Foo, Mr. Aviad Kaufman and Mr. Arunava Sen will be retiring as Directors. All of our Directors, namely Mr. Cyril Pierre-Jean Ducau, Mr. Antoine Bonnier, Mr. Laurence N. Charney, Mr. Barak Cohen, Mr. N. Scott Fine, Dr. Bill Foo, Mr. Aviad Kaufman and Mr. Arunava Sen, will be standing for re-election as Directors at this AGM.

As of the date of this Proxy Statement, the Board is not aware of any nominee who is unable or will decline to serve as a Director.

Set forth below are the names of, and certain other information concerning, the nominees for election as Directors at the AGM:

Cyril Pierre-Jean Ducau. Mr. Ducau is the Chief Executive Officer of Ansonia Holdings Singapore B.V. and the Chief Executive Officer of Eastern Pacific Shipping Pte Ltd. He is a member of the board of directors of  IC Power Ltd. (“IC Power”), a subsidiary of Kenon, and Ansonia Holdings Singapore B.V., as well as other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. He was previously Head of Business Development of Quantum Pacific Advisory Limited in London from 2008 to 2012 and acted as Director and Chairman of Pacific Drilling S.A. between 2011 and 2018. Prior to joining Quantum Pacific Advisory Limited, Mr. Ducau was Vice President in the Investment Banking Division of Morgan Stanley & Co. International Ltd. in London and, during his tenure there from 2000 to 2008, he held various positions in the Capital Markets, Leveraged Finance and Mergers and Acquisitions teams. Prior to that, Mr. Ducau gained experience in consultancy working for Arthur D. Little in Munich and investment management with Credit Agricole UI Private Equity in Paris. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

Antoine Bonnier. Mr. Bonnier is currently a Managing Director of Quantum Pacific (UK) LLP and serves as a member of the board of directors of Club Atletico de Madrid SAD, which may be associated with the same ultimate beneficiary, Mr. Idan Ofer, and of Primus Green Energy, Inc., a subsidiary of Kenon. Mr. Bonnier was previously a director of Pacific Drilling S.A. from 2016 to 2018 and a member of the investment team of Quantum Pacific Advisory Limited from 2011 to 2012. Prior to joining Quantum Pacific Advisory Limited in 2011, Mr. Bonnier was an Associate in the Investment Banking Division of Morgan Stanley & Co. During his tenure there, from 2005 to 2011, he held various positions in the Capital Markets and Mergers and Acquisitions teams in London, Paris and Dubai. Mr. Bonnier graduated from ESCP Europe Business School and holds a Master of Science in Management.

Laurence N. Charney. Mr. Charney currently serves as the chairman of our audit committee. Mr. Charney retired from Ernst & Young LLP in June 2007, where, over the course of his more than 35-year career, he served as Senior Audit Partner, Practice Leader and Senior Advisor. Since his retirement from Ernst & Young LLP, Mr. Charney has served as a business strategist and financial advisor to boards, senior management and investors of early stage ventures, private businesses and small to mid-cap public corporations across the consumer products, energy, high-tech/software, media/entertainment, and non-profit sectors. His most recent directorships also include board tenure with Marvel Entertainment, Inc. (through December 2009), Pacific Drilling S.A. (through November 19, 2018) and TG Therapeutics, Inc. (from March 2012 through the current date). Mr. Charney is a graduate of Hofstra University with a Bachelor’s Degree in Business Administration (Accounting), and has also completed an Executive Master’s program at Columbia University. Mr. Charney maintains active membership with the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Barak Cohen. Mr. Cohen is a Managing Director of Quantum Pacific (UK) LLP and a board member of OPC Energy Ltd., Qoros Automotive Co., Ltd. and Inkia Energy Ltd, which are subsidiaries or associated companies of Kenon. In September 2018, Mr. Cohen was appointed to the board of directors of Kenon, having served as Co-CEO of Kenon till that time. Prior to serving as Kenon’s Co-CEO, Mr. Cohen served as Kenon’s Vice President of Business Development and Investor Relations from 2015 to September 2017. Prior to joining Kenon in 2015, Mr. Cohen worked in various capacities at Israel Corporation Ltd. (“IC”) since 2008 most recently as IC’s Senior Director of Business Development and Investor Relations. IC is one of the largest Israeli based diversified holding companies with multibillion dollar asset base. Prior to joining IC, Mr. Cohen held positions at Lehman Brothers (UK) and Ernst & Young (Israel). Mr. Cohen holds Bachelor’s degrees in Economics, summa cum laude, and Accounting & Management, magna cum laude, both from Tel Aviv University.

N. Scott Fine. Mr. Fine is the Chief Executive Officer and Chairman of CTD Holdings Inc., a biotechnology company focused on developing novel therapeutics based on cyclodextrin technologies. Mr. Fine was previously also a director of Pacific Drilling S.A. Mr. Fine has been involved in investment banking for over 35 years, working on a multitude of debt and equity financings, buy and sell side mergers and acquisitions, strategic advisory work and corporate restructurings. Much of his time has been focused on transactions in the healthcare and consumer products area, including time with The Tempo Group of Jakarta, Indonesia. Mr. Fine was the lead investment banker on the IPO of Keurig Green Mountain Coffee Roasters and Central European Distribution Corporation, or CEDC, a multi-billion-dollar alcohol company. He was also involved in an Equity Strategic Alliance between Research Medical and the Tempo Group. Mr. Fine continued his involvement with CEDC, serving as a director from 1996 until 2014, during which time he led the CEDC Board’s successful efforts in 2013 to restructure the company through a pre-packaged Chapter 11 process whereby CEDC was acquired by the Russian Standard alcohol group. He also served as Sole Director of Better Place Inc. from 2013 until 2015. In that role, Mr. Fine successfully managed the global wind down of the company in a timely and efficient manner which was approved by both the Delaware and Israeli courts. Mr. Fine devotes time to several non-profit organizations, including through his service on the Board of Trustees for the IWM American Air Museum in Britain. Mr. Fine has been a guest lecturer at Ohio State University’s Moritz School of Law.

Bill Foo. Dr. Bill Foo is a director and corporate advisor of several private, listed and non-profit entities, including Mewah International Inc., CDL Hospitality Trusts, Tung Lok Restaurants (2000) Ltd., M&C REIT Management Ltd and chairing the Salvation Army and Heartware Network Youth Charity organizations. In May 2017, Dr. Foo was appointed to the board of directors of Kenon, having served as a director of IC Power between November 2015 and January 2018. Prior to his retirement, Dr. Foo worked in financial services for over 30 years, including serving as CEO of ANZ Singapore and South East Asia Head of Investment Banking for Schroders. Dr. Foo has also worked in various positions at Citibank and Bank of America and has been a director of several listed and government-related entities, including International Enterprise Singapore (Trade Agency), where he chaired the Audit Committee for several years. Dr. Foo has a Master’s Degree in Business Administration from McGill University and a Bachelor of Business Administration from Concordia University and an honorary Doctor of Commerce from James Cook University Australia.

Aviad Kaufman. Mr. Kaufman is the Chief Executive Officer of Quantum Pacific (UK) LLP, the chairman of IC, and a board member of Israel Chemicals Ltd., and other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. From 2008 until 2017, Mr. Kaufman served as Chief Financial Officer of Quantum Pacific (UK) LLP (and its predecessor Quantum Pacific Advisory Limited). From 2002 until 2007, Mr. Kaufman served as Director of International Taxation and fulfilled different senior corporate finance roles at Amdocs Ltd. Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a Bachelor’s Degree in Accounting and Economics from the Hebrew University in Jerusalem (with distinction), and a Master’s of Business Administration in Finance from Tel Aviv University.

Arunava Sen. Mr. Sen is CEO and Managing Director of Coromandel Advisors Pte Ltd, a Singapore-based company that provides strategic and transactional advice to global investors in the infrastructure and clean energy sectors. In May 2017, Mr. Sen was appointed to the board of directors of Kenon, having served as a director of IC Power between November 2015 and January 2018. Between August 2010 and February 2015, Mr. Sen was CEO and Managing Director of Lanco Power International Pte Ltd, a Singapore-registered company focused on the development of power projects globally. Previously, Mr. Sen held several senior roles at Globeleq Ltd, a Houston-based power investment company, including COO, CEO—Latin America and CEO—Asia. In 1999, Mr. Sen cofounded and was COO of Hart Energy International, a Houston-based company that developed and invested in power businesses in Latin America and the Caribbean. Mr. Sen currently serves as a member of the investment committee of Armstrong Asset Management Pte Ltd. A qualified Chartered Accountant, Mr. Sen holds a B.Com. degree from the University of Calcutta and an M.S. degree in Finance from The American University in Washington, DC.

The Board recommends a vote “FOR”

Proposals 1(a) – 1(h) to re-elect each of the above nominees to our Board.

PROPOSAL 2:
RE-APPOINTMENT OF STATUTORY AUDITOR FOR THE FINANCIAL YEAR ENDING
31 DECEMBER 2019 AND AUTHORISATION OF OUR DIRECTORS TO FIX THEIR
 REMUNERATION

KPMG LLP served as our statutory Auditor for the financial year ended December 31, 2018. Pursuant to section 205(2) and 205(4) of the Singapore Companies Act, any appointment after the Board’s initial appointment of our statutory Auditor, or its subsequent removal, requires the approval of our shareholders. The Audit Committee of our Board has authorised, approved, and recommended to our Board the re-appointment of KPMG LLP as our statutory Auditor for the financial year ending 31 December 2019 and to perform other appropriate services. As a result, our Board has approved, subject to shareholders’ approval, the re-appointment of KPMG LLP and, pursuant to section 205(16) of the Singapore Companies Act, is requesting that the shareholders authorise the Directors (which may act through the Audit Committee) to fix the Auditor’s remuneration for services rendered through the AGM. We expect that a representative from KPMG LLP will be present at the AGM. This representative will have the opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions. In addition, the fees paid to KPMG LLP for the financial year ended December 31, 2018 shall be reported to Kenon Shareholders at the AGM upon request.

The Board recommends a vote “FOR”

Proposal 2 to re-appoint KPMG LLP as our statutory Auditor for the financial year ending 31 December 2019, and to authorise the Directors (which may act through the Audit Committee) to fix their remuneration.

 PROPOSAL 3:

ORDINARY RESOLUTION TO APPROVE THE MODIFICATION OF THE STANDING AUTHORITY
FOR THE GRANT OF ANNUAL EQUITY COMPENSATION TO NON-EXECUTIVE DIRECTORS

At the 2017 Annual General Meeting, our shareholders approved pursuant to Proposal 4, the current share award compensation structure under the SIP 2014 for non-executive Directors by way of a standing authority which took effect from 1 July 2017 as follows:

(a) an annual award covering such number of ordinary shares of the Company, fully paid-up, reflecting a fair market value of US$68,000, in accordance with the SIP 2014 and subject to the terms and conditions set forth in the award letter to be issued to him or her, or at the election by the Compensation Committee (“CC”) to instead pay the cash amount of US$68,000 in lieu of ordinary shares, which shall be determined by the CC in its sole discretion for services rendered and/or to be rendered as a Director (“NED Annual Award”); and

(b) an annual award covering such number of ordinary shares of the Company, fully paid-up, reflecting a fair market value of US$32,000, in accordance with the SIP 2014 and subject to the terms and conditions set forth in the award letter to be issued to him or her, or at the election by the CC to instead pay the cash amount of US$32,000 in lieu of ordinary shares, which shall be determined by the CC in its sole discretion for services rendered and/or to be rendered as a Chairman of the Audit Committee (“AC Chairman Annual Award”),

such standing authority which commenced with effect from 1 July 2017 shall be referred to as the “2017 Standing Authority”.

We believe that it is advisable and in the best interests of our shareholders for our shareholders to authorise the Company to modify the 2017 Standing Authority by expanding the mode of payment and satisfaction of annual equity compensation to any non-executive Director appointed from time to time for his or her services rendered and/or to be rendered, to additionally enable such non-executive Director to receive his or her annual award granted under the SIP 2014 in the form comprising a combination of ordinary shares and cash at the determination of the CC in its sole discretion.  The aggregate value of such combination of cash and ordinary shares shall be subject to the same limits set out in the 2017 Standing Authority, that is (i) a fair market value of US$68,000 in the case of a NED Annual Award; and (ii) a fair market value of US$32,000 in the case of the AC Chairman Annual Award.  The foregoing shall authorize the non-executive Directors to receive his or her annual award under the SIP 2014 wholly in ordinary shares or settled wholly in cash, or a combination of both.

This Proposal 3 if approved by our shareholders, will not affect the validity of the 2017 Standing Authority, except as modified by this Proposal 3 as to the additional method of payment and satisfaction by us of such annual award grants made under the SIP 2014, to be made in the form of a combination of ordinary shares and cash to non-executive Directors.

The Board recommends a vote “FOR”

Proposal 3 to approve the modification of the standing authority for the annual equity compensation for non-executive Directors.

 PROPOSAL 4:
 ORDINARY RESOLUTION TO AUTHORISE THE ORDINARY SHARE ISSUANCES

We are incorporated in the Republic of Singapore. Under Singapore law, our Directors may only issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares, with the prior approval from our shareholders. We are submitting this Proposal 4 because we are required to do so under the laws of Singapore before we can issue any ordinary shares in connection with our equity compensation plans, possible future strategic transactions, or public and private offerings.

If this Proposal 4 is approved, the authorisation would be effective from the date of the AGM until the earlier of (i) the conclusion of the 2020 Annual General Meeting or (ii) the expiration of the period within which the 2020 Annual General Meeting is required by law to be held. The 2020 Annual General Meeting is required to be held no later than six months after the date of our 2020 financial year end.

Our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to authorise our Directors to issue ordinary shares and to make or grant offers, agreements or options that might or would require the issuance of ordinary shares.

We are not submitting this Proposal 4 in response to a threatened takeover. In the event of a hostile attempt to acquire control of the Company, we could seek to impede the attempt by issuing ordinary shares, which may dilute the voting power of our existing shareholders. This could also have the effect of impeding the efforts of our shareholders to remove an incumbent director and replace him with a new director of their choice. These potential effects could limit the opportunity for our shareholders to dispose of their ordinary shares at the premium that may be available in takeover attempts.

As of the date of this Proxy Statement, other than issuances of ordinary shares or agreements that would require the issuance of new ordinary shares in connection with our equity compensation plans and arrangements, we have no specific plans, agreements or commitments to issue any ordinary shares for which approval of this Proposal 4 is required. Nevertheless, our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to provide this general authorisation in order to avoid the delay and expense of obtaining shareholder approval at a later date and to provide us with greater flexibility to pursue strategic transactions and acquisitions and to raise additional capital through public and private offerings of our ordinary shares as well as instruments convertible into our ordinary shares.

The Board recommends a vote “FOR”

Proposal 4 to authorise the ordinary share issuances.

PROPOSAL 5:

ORDINARY RESOLUTION TO AUTHORISE THE GRANT OF AWARDS UNDER THE SIP
2014 AND/OR OPTIONS UNDER THE SOP 2014 AND THE ALLOTMENT AND ISSUANCE OF
 ORDINARY SHARES

Proposal 5 is to authorise the Directors to (i) offer and grant awards, and allot and issue ordinary shares, in accordance with the provisions of the SIP 2014, and/or (ii) offer and grant options, and allot and issue ordinary shares upon the exercise of options and payment of the exercise price, in accordance with the provisions of the SOP 2014, provided the total number of shares which may be delivered pursuant to awards granted under the SIP 2014 and options granted under the SOP 2014 on any date, when added to the total number of new shares allotted and issued and/or to be allotted and issued and issued shares (including treasury shares) delivered and/or to be delivered (i) pursuant to awards already granted under the SIP 2014; and (ii) pursuant to options already granted under the SOP 2014, shall not exceed three (3) per cent. of the total number of issued shares (excluding shares held by the Company as treasury shares) from time to time (measured at the time of grant) as such limit may be amended, or such other limit as may be established from time to time.

The Company intends to continue to rely upon equity as a component of compensation. If shareholder approval is not granted to authorise the Directors to issue shares pursuant to the equity awards, we would have to review our compensation practices, and would likely have to substantially increase our cash compensation to retain key personnel.

Our Board expects that we will continue to issue ordinary shares and grant awards pursuant to the SIP 2014 and/or offer and grant options pursuant to the SOP 2014 in the future under circumstances similar to those in the past.

The Board recommends a vote “FOR”

Proposal 5 to authorise the grant of awards under the SIP 2014 and/or options under the SOP 2014 and the allotment and issuance of ordinary shares.

PART III – ADDITIONAL INFORMATION

Kenon was established in connection with a spin-off of its businesses from IC to promote the growth and development of its primary businesses, and is primarily engaged in the operation of the following businesses: (i) OPC Energy Ltd., an owner, developer and operator of power generation facilities in Israel, in which Kenon has a 76% equity interest, and (ii) Qoros Automotive Co., Ltd. (“Qoros”), a China-based automotive company in which Kenon has a 24% equity interest1.

The Kenon Shares are currently listed on the NYSE and the TASE under the symbol “KEN”.

Kenon’s Share Registrar and Transfer Agent

Computershare may be contacted for information regarding the AGM as follows:

Computershare Shareholder Services
PO BOX 505000, Louisville, KY, 40233-5000, UNITED STATES
Toll Free Telephone:	+1 (877) 373 6374
Toll Number:	+1 (781) 575 3100

Mailing addresses:

Shareholder correspondence should be mailed to:

Computershare Shareholder Services
 PO BOX 505000, Louisville, KY, 40233-5000, UNITED STATES

Overnight correspondence should be sent to:
Computershare Shareholder Services
462 South 4th Street, Suite 1600
Louisville, KY, 40202, UNITED STATES

[1]	Kenon has agreed to sell half of its 24% interest to the majority shareholder in Qoros; upon completion of this sale, Kenon will hold a 12% interest in Qoros.

Shareholder website:

www.computershare.com/investor

Shareholder online inquiries:

https://www-us.computershare.com/investor/Contact

Where You Can Find Additional Information

Kenon is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as applicable to foreign private issuers, and accordingly, files registration statements, reports, and other information with the SEC, including financial statements. Kenon’s Annual Report on Form 20-F (which does not form a part of this Proxy Statement and contains consolidated financial statements of Kenon as of and for the fiscal year ended December 31, 2018) was publicly filed with the SEC and, along with Kenon’s other filings, can be found on the SEC’s website at www.sec.gov.

Kenon also maintains a website that offers additional information: http://www.kenon-holdings.com/. Information contained on these websites is not incorporated by reference into this Proxy Statement.